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                                    Exhibit 8


VORYS, SATER, SEYMOUR AND PEASE


                                                                  (614) 464-6298

                                 June 13, 1996

Board of Directors                      Board of Directors
Camco Financial Corporation             First Ashland Financial Corporation
814 Wheeling Avenue                     1640 Carter Avenue
Cambridge, Ohio  43725                  Ashland, Kentucky  41101

Dear Directors:

         We have reviewed the Agreement and Plan of Merger and Reorganization (the "Agreement") dated March 25, 1996, by and among Camco Financial Corporation, a Delaware corporation ("Acquiror"), First Ashland Financial Corporation, a Delaware corporation ("FAFC"), and First Federal Bank for Savings, a federal savings bank, which is a wholly-owned subsidiary of FAFC ("Target Bank"), with a view to rendering our opinion on the federal income tax consequences of the proposed merger of FAFC with and into Acquiror.

                                   THE MERGER

         The transaction contemplated by the Agreement is a merger (the "Merger") under the laws of the State of Delaware of FAFC with and into Acquiror. Acquiror will be the surviving corporation, and the separate existence of FAFC will cease.

         At the Effective Time of the Merger, each of the outstanding shares of FAFC common stock (the "FAFC Shares") will be canceled and extinguished in consideration and exchange for $9.00 in cash and .64278 shares of Acquiror common stock (the "Acquiror Shares"), subject to adjustment as follows:

         (1) If, based on the average bid and asked price quotes of Acquiror Shares on the NASDAQ National Market ("NASDAQ") on the last day of trading prior to the date of the closing of the Merger (the "Market Value"), the value of the cash portion of the Per Share Merger Consideration exceeds the stock portion of the Per Share Merger Consideration, then the cash portion shall be reduced until it equals 48% of the Per Share Merger Consideration and the stock portion shall be increased until it equals 52% of the Per share Merger Consideration, after taking into account any cash payments to FAFC Dissenting Stockholders and payment for fractional shares;

         (2) If the average of the bid and asked quotes for Acquiror Shares on NASDAQ for the 20 consecutive full trading days ending on the day prior to the date of the closing of the Merger (the "Market Average") is less than $16.00 per share or more than $20.00 per share, the Per Share Merger Consideration will be changed. If the Market Average is less than $16.00 and not less than $14.00, then the stock portion of the Per Share Merger Consideration shall be the quotient of (a) 11.57 divided by (b) 18 minus the difference between $16.00 and the Market Average, carried to five decimal places. If the Market Average is less than $14.00, FAFC may terminate the Agreement and the Merger, or the Market Average will be presumed to be $14.00 for purposes of this calculation. If the Market
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Average is more than $20.00 but not more than $22.00, then the stock portion of the Per Share Merger Consideration shall be the quotient of (a) 11.57 divided by
(b) 18 plus the difference between $20.00 and the Market Average, carried to five decimal places. If the Market Average is more than $22.00, Camco may terminate the Agreement and the Merger, or the Market Average will be presumed to be $22.00 for purposes of this calculation; and

         (3) If the environmental clean-up and remediation costs for Target Bank's main office and Russell branch office (as determined pursuant to the Agreement) exceed $25,000, then the cash portion of the Per Share Merger Consideration shall be reduced by 130% of the quotient of (a) such environmental costs divided by (b) the number of outstanding FAFC Shares.

         Any stockholder of FAFC who does not vote in favor of the adoption of the Agreement and who delivers a written demand for an appraisal by the Delaware Court of Chancery of the fair value of such stockholder's FAFC Shares prior to the FAFC Special Meeting and in the manner provided by Delaware General Corporation Law ("DGCL") Section 262 shall be entitled, if and when the Merger is consummated, and upon strict compliance with procedures set forth in DGCL
Section 262, to receive the fair value of the holders' FAFC Shares, if such dissenter is a stockholder of FAFC at the Effective Time.

         No fractional shares of Acquiror will be issued in the Merger. In lieu of any such fractional shares, Acquiror will pay to each holder of FAFC Shares who otherwise would be entitled to receive a fraction of an Acquiror Share an amount in cash based on the Market Value of Acquiror Shares at the Closing Date. No dividend or distribution with respect to Acquiror Shares will be payable on or with respect to any fractional share, and such fractional share interests will not entitle the owner thereof to vote or to exercise any other rights of a stockholder of Acquiror.

         In connection with the Merger, management of Acquiror or FAFC have made the following representations:

                  1. The fair market value of the Acquiror Shares and cash consideration to be received by each FAFC stockholder will be approximately equal to the fair market value of the FAFC Shares surrendered by each such stockholder pursuant to the Merger.

                  2. There is no plan or intention by the FAFC stockholders who own one percentmanagement, there is no plan or intention on the part of the remaining FAFC stockholders, to sell, exchange, or otherwise dispose of a number of Acquiror Shares received in the Merger which would reduce the FAFC's stockholders' ownership of Acquiror Shares to a number of shares having a value, as of the date of the Merger, of less than fifty percent (50%) of the value of all of the formerly outstanding stock of FAFC as of the same date. [For purposes of this representation, FAFC Shares exchanged for cash or other property, surrendered by Dissenting Stockholders, or exchanged for cash in lieu of fractional Acquiror Shares, will be treated as outstanding FAFC Shares on the date of the Merger. Moreover, FAFC Shares and Acquiror Shares held by the FAFC stockholders and otherwise sold, redeemed, or disposed of prior or subsequent to the Merger will be considered in making this representation.]

                  3. The liabilities of FAFC assumed by Acquiror and the liabilities to which the transferred assets of FAFC are subject were incurred by FAFC in the ordinary course of its business.

                  4. Acquiror has no plan or intention to reacquire any of Acquiror Shares issued in the Merger.

                  5. Acquiror has no plan or intention to sell or otherwise dispose of any of the assets of FAFC acquired in the Merger, except for dispositions made in the ordinary course of
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                  business or transfers described in Section 368(a)(2)(C) of the
                  Internal Revenue Code of 1986, as amended (the "Code").

                  6. Following the Merger, Acquiror will continue the historic business of FAFC or use a significant portion of FAFC's business assets in a business.

                  7. FAFC, FAFC's stockholders, and Acquiror will pay their respective expenses, if any, incurred in connection with the Merger.

                  8. There is no intercorporate indebtedness existing between Acquiror and FAFC that was issued, acquired, or will be settled, at a discount.

                  9. No two parties to the Merger are "investment companies" as defined in Section 368(a)(2)(F)(iii) and (iv) of the Code.

                  10. FAFC is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Code.

                  11. The fair market value of the assets of FAFC transferred to Acquiror will equal or exceed the sum of the liabilities assumed by Acquiror, plus the amount of liabilities, if any, to which the transferred assets are subject.

                  12. The payment of cash in lieu of fractional Acquiror Shares is solely for the purpose of avoiding the expense and inconvenience to Acquiror of issuing fractional shares and does not represent separately bargained-for consideration. The total cash consideration that will be paid in the Merger to FAFC stockholders instead of issuing fractional Acquiror Shares will not exceed one percent (1%) of the total consideration that will be issued in the Merger to the stockholders in exchange for their FAFC Shares. The fractional share interests of each stockholder will be aggregated, and no FAFC stockholder will receive cash in an amount equal to or greater than the value of one (1) full Acquiror Share.

                                   DISCUSSION

         Section 368(a)(1)(A) of the Code defines a reorganization to include a statutory merger. Since the Merger will be a statutory merger under the laws of the State of Delaware, this statutory requirement is satisfied.

         In addition, certain non-statutory requirements have been imposed by the courts and by the Internal Revenue Service in determining whether reorganizations are in compliance with Section 368 of the Code. These include requirements that there be a business purpose for the reorganization, that there be a continuity of the business enterprise of the acquired corporation, and that the shareholders of all corporate parties to the reorganization emerge with some continuing proprietary interest in the entity resulting from the reorganization.
Section 3.02 of Revenue Procedure 77-37, 1977-2 C.B. 568, provided that the continuity of interest requirement is satisfied "if there is a continuing interest through stock ownership in the acquiring or transferee corporation . .
 . on the part of the former shareholders of the acquired or transferor corporation which is equal in value, as of the effective date of the reorganization, to at least fifty percent (50%) of the value of all of the formerly outstanding stock of the acquired or transferor corporation as of the same date."

         Pursuant to the representations that have been made, it is our opinion that the non-statutory requirements of business purpose and continuity of business enterprise are satisfied. Furthermore, assuming that the value of Acquiror Shares to be received by FAFC stockholders in the Merger exceeds the amount of cash boot, cash paid for fractional shares, and cash paid for dissenters' shares, the continuity of interest requirement will be satisfied in that FAFC stockholders will receive Acquiror Shares equal in value to the FAFC Shares exchanged therefor, which will ensure that FAFC stockholders will have a continuing interest through stock ownership in Acquiror which is equal in
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value to at least fifty percent (50%) of the value of all the formerly outstanding FAFC Shares as of the effective date of the Merger.

         Even though the Merger will be a "tax-free" reorganization, FAFC stockholders will receive tax free only Acquiror Shares in accordance with
Section 354 of the Code. Section 356(a)(1) of the Code provides that if a stockholder of the acquired corporation in a reorganization receives "boot" as well as nonrecognition property, his or her gain, if any, is to be recognized, but in an amount not in excess of the boot. Since FAFC stockholders will receive cash boot for each FAFC Share in addition to receiving Acquiror Shares, their gain, if any, must be recognized, but not in excess of the cash received.
Section 356(c), however, precludes a FAFC stockholder from recognizing any loss which may be realized on the exchange of FAFC Shares for both Acquiror Shares and cash.

         Section 356 also determines whether any gain realized will be taxed as an ordinary dividend or as capital gain. Section 356(a)(2) provides that, if the exchange has the "effect of the distribution of a dividend," the taxpayer's recognized gain must be so treated to the extent of his ratable share of earnings and profits. Such dividend will qualify for the dividends-received deduction generally allowed to corporations, subject to certain limitations under the Code. In determining whether the receipt of boot has the effect of the distribution of a dividend, the courts and the Internal Revenue Service agree that the principles developed in interpreting the redemption provisions of
Section 302 of the Code are applicable to cases under Section 356. Wright v. U.S., 482 F.2d 800 (8th Cir. 1973); Shimberg v. U.S., 577 F.2d 283 (5th Cir.
1978); Rev. Rul. 74-515, 1974-2 C.B. 118; Rev. Rul. 74- 516, 1974-2 C.B. 121.
Furthermore, the precise formula for the application of a Section 302(b)-type analysis to acquisitive reorganizations was prescribed by the United States Supreme Court in Commissioner v. Clark, 489 U.S. 726, 109 S.Ct. 1455 (1989). In Clark, the Court treated a tax-free exchange of stock accompanied by cash boot as though the stockholder of the acquired corporation had received only stock of the acquiring corporation, part of which stock was immediately redeemed by the acquiring corporation for cash. The IRS reflected this conclusion in Rev. Rul. 93-61, 1993-2 C.B. 188. This ordering almost always will produce a disproportionate redemption under Section 302(b)(2) or at least a meaningful reduction under Section 302(b)(1) and, therefore, result in a capital gain treatment.

         In general, in order for a holder of FAFC Shares to qualify for substantially disproportionate redemption treatment under Section 302(b)(2), the following conditions must be satisfied immediately after the Merger: such stockholder owns less than fifty percent (50%) of the total combined voting power of all classes of stock entitled to vote, and such stockholder's percentage ownership of the total number of Acquiror Shares outstanding after the Merger is less than eighty percent (80%) of the percentage of ownership that he or she would have had of the total number of Acquiror Shares that would have been outstanding after the Merger if all FAFC stockholders (including such stockholders) had received solely Acquiror Shares with no cash boot.

         This determination must take into account FAFC Shares or Acquiror Shares actually owned by a FAFC stockholder or constructively owned by such stockholder under the constructive ownership rules of Section 318 of the Code. Under Section 318, a stockholder is considered to own shares that are directly or indirectly owned by certain members of his or her family or by certain trusts, partnerships or corporations in which he or she has an ownership or beneficial interest. He or she is also considered to own any shares with respect to which he or she holds options. The constructive ownership rules are important in determining whether the tests contained in Section 302 are met. In certain cases, a holder of FAFC Shares may be deemed to own constructively Acquiror Shares held by persons who do not own FAFC Shares and do not participate in the Merger.

         In the case of a FAFC stockholder who receives solely cash in exchange for FAFC Shares, such cash will be treated as having been received by the FAFC stockholder as a distribution in a redemption of his or her stock subject to the provisions of Section 302. Such a stockholder will qualify for capital gain treatment under Section 302(b)(3) as a complete termination of interest if he or she does not constructively own any stock of the acquiring corporation within the meaning of Section 318.

                                    OPINIONS

         Therefore, based on the description of the Merger in the Agreement, the representations set forth above upon which we have relied, and the foregoing legal authorities, it is our opinion that:
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                  1. The Merger will constitute a reorganization under Section
                  368(a)(1)(A) of the Code. Acquiror and FAFC will each be a party to the reorganization.

                  2. No gain or loss will be recognized to FAFC upon the transfer of its assets to Acquiror in exchange for Acquiror's Shares, cash boot, and the assumption by Acquiror of liabilities of FAFC.

                  3. No gain or loss will be recognized to Acquiror on the receipt of the assets of FAFC in exchange for Acquiror Shares and cash.

                  4. The basis of the assets of FAFC in the hands of Acquiror will be the same as the basis of such assets in the hands of FAFC immediately prior to the Merger.

                  5. The holding period of the assets of FAFC to be received by Acquiror will include the period during which the assets were held by FAFC.

                  6. The gain, if any, to be realized by a FAFC stockholder who receives Acquiror Shares and cash in exchange for his or her FAFC Shares will be recognized, but not in excess of the amount of cash received. If the exchange has the effect of the distribution of a dividend (determined with the application of Section 318), then the amount of gain recognized that is not in excess of such stockholder's ratable share of undistributed earnings and profits will be treated as a dividend. The determination of whether the exchange has the effect of a distribution of a dividend will be made on a stockholder-by-stockholder basis in accordance with the principles set forth in Commissioner v. Clark, 49 U.S. 726
                  (1989) and Rev. Rul. 93- 61, 1993-2 C.B. 188. No loss will be recognized pursuant to Section 356(c).

                  7. The basis of the Acquiror Shares (including any fractional share interest) to be received by a FAFC stockholder will be the same as the basis of the FAFC Shares surrendered in exchange therefor, decreased by the amount of cash received, and increased by the amount of gain which was recognized on the exchange. The holding period of Acquiror Shares (including any fractional share interest) to be received by such FAFC stockholder will be the same as the holding period of the FAFC Shares surrendered in exchange therefor.

                  8. If a FAFC stockholder dissents to the Merger and receives solely cash in exchange for such stockholder's FAFC Shares, such cash will be treated as having been received by such stockholder as a distribution in redemption of such stockholder's FAFC Shares, subject to the provisions and limitations of Section 302 of the Code. Such stockholder will recognize gain or loss measured by the difference between the amount of cash received and the proportional tax basis of the FAFC Shares so redeemed. Any such loss will be treated as a loss from the sale of stock and will be taxed as a capital loss if the FAFC Shares were held by such stockholder as a capital asset at the time of the Merger. As discussed below, depending upon the particular circumstances of each FAFC stockholder, any such gain from the sale of stock will be taxable as capital gain or as a dividend taxable as ordinary income. If, after the receipt of the cash, a dissenting FAFC stockholder has completely terminated such stockholder's actual and constructive ownership interest in FAFC or Acquiror within the meaning of Section 302(b)(3) of the
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                  Code, then any gain recognized on the receipt of cash will be treated as capital gain if FAFC Shares were held by such stockholder as a capital asset at the Effective Time of the Merger. If a dissenting FAFC stockholder receiving a cash payment for such stockholder's FAFC Shares does not thereby completely terminate such stockholder's ownership interest in FAFC or Acquiror within the meaning of Section 302(b)(3) of the Code, any gain recognized on the receipt of cash may be treated as a dividend and taxed at ordinary income rates unless the cash payment received by such stockholder qualifies for treatment as capital gain under the substantially disproportionate redemption exemption of Section 302(b)(2) of the Code, discussed above, or under one of the other exceptions to dividend treatment contained in Section 302. In order to determine whether there has been a complete termination of actual and constructive interests in Acquiror, it is necessary to consider Acquiror shares owned by persons from whom ownership is attributed to such dissenting stockholder under the rules of Section 318 of the Code, discussed above.

                  9. Payment of cash to a FAFC stockholder in lieu of fractional Acquiror Shares will be treated as if such shares were distributed as part of the exchange and then redeemed by Acquiror. The payment received by a FAFC stockholder will be treated as having been received as a distribution in full payment and exchange for the shares redeemed as provided in
                  Section 302(a) of the Code.

                               OVERALL EVALUATION

         Based upon, and subject to, the foregoing, it is our opinion that the Merger should result in the federal income tax consequences described above.

         This opinion is not binding on the Internal Revenue Service and no ruling has been, or will be, requested from the Internal Revenue Service as to any federal income tax consequence described above. Although this opinion is based upon our best interpretation of current provisions of the Code and the Treasury Department regulations promulgated thereunder, as well as existing court decisions and administrative rulings and procedures, and sets forth the conclusions we believe would be reached by a court if the issues were properly briefed and presented to it, no assurance can be provided that a court in fact would agree with our interpretation. Further, no assurance can be provided that the applicable law will not change in a manner that will adversely affect these consequences, and any such adverse change could be retroactive.

         No opinion is expressed as to any federal income tax consequence other than as specifically set forth herein, and no opinion is expressed with respect to the amount or timing of any federal income tax deduction or credit or with respect to any tax issue arising under state, local, or foreign tax provisions. Further, any change in the facts as set forth herein or in the Agreement or the representations could affect this opinion, perhaps in an adverse manner.

                                         Very truly yours,

                                         /s/ Vorys, Sater, Seymour and Pease

                                         Vorys, Sater, Seymour and Pease

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